Exhibit 12.1

STAPLES, INC. AND SUBSIDIARIES
Statement of Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands, Except Ratios)
(unaudited)

	Fiscal Year Ended
	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
Earnings:
Income from continuing operations before income taxes	$265,423	$1,464,644	$1,366,537	$1,165,048	$1,238,145
Add Fixed Charges:
Interest portion of rental expense	251,677	251,878	248,810	250,302	228,318
Interest expense, net of capitalized interest	183,448	199,735	239,639	244,590	149,836
Amortization of capitalized interest	—	—	—	—	—
Pre-tax losses from equity method investees	1,661	3,626	1,972	1,373	1,013
Less:
Capitalized interest	—	—	—	—	—
Noncontrolling interest	—	—	—	—	—
Earnings	$702,209	$1,919,883	$1,856,958	$1,661,313	$1,617,312

Fixed charges:
Interest portion of rental expense	$251,677	$251,878	$248,810	$250,302	$228,318
Interest expense, net of capitalized interest	183,448	199,735	239,639	244,590	149,836
Capitalized interest	—	—	—	—	—
Fixed charges	$435,125	$451,613	$488,449	$494,892	$378,154

Ratio of earnings to fixed charges	1.61	4.25	3.80	3.36	4.28